Exhibit 99.5

English Convenience Translation

of the German Original. In case of

discrepancies between the German

Original and the English Translation,

the German Original shall prevail.

MERGER REPORT

dated June 26, 2009

regarding the Merger of

Julius Bär Invest AG

and

Creinvest AG

Joint merger report of the board of directors of Julius Bär Invest AG (“JBI” or the “Absorbing Company”) and the board of directors of Creinvest AG (“Creinvest” or the “Transferring Company”), in accordance with article 14 of the Federal Act on Mergers, Spin-offs, Changes of Corporate Form and Transfers of Assets of October 3, 2009 (“Merger Act”).

1.                                      BACKGROUND AND PURPOSE OF THE MERGER

(a)                    The shares of Creinvest are listed at the SIX Swiss Exchange. Creinvest completed a capital reduction procedure with effect as of April 30, 2009. Bank Julius Bär & Co. AG, Zurich (“BJB”), acts as market maker for the Creinvest-shares pursuant to a contractual arrangement.

(b)                   BJB is a wholly-owned subsidiary of Julius Bär Holding AG, Zurich (“JBH”). The shares of JBH are listed at the SIX Swiss Exchange as well. JBH wholly owns JBI inter alia. After the separation of the private banking activities from the asset management activities of the Julius Bär-group (the “Bär-Demerger”), the completion of which is expected to take place in September 2009, JBI will continue to be a wholly-owned subsidiary of JBH, the company name of which will be changed to GAM Holding AG (“GAM”). JBI, as a future company of the GAM-group, will change its company name accordingly at a later date.

(c)                    The parties intend to integrate the investment business of Creinvest into JBI and the Julius Bär-group. Hence, the parties agreed that JBI as Absorbing Company shall acquire the assets and liabilities of Creinvest as Transferring Company by means of a merger by absorption pursuant to article 3 et seq. of the Merger Act. In the context of this Merger, the shareholders of Creinvest (with the exception of JBI) shall receive an adequate compensation consisting of shares of JBH (and a surplus settlement). JBI acts as Absorbing Company because JBI manages the fund business within the Julius Bär-group. JBI holds 40.4% of the voting rights and of the share capital of Creinvest as of the date hereof.

(d)                   The merger agreement was unanimously approved by the board of directors of Creinvest and JBI. Subject to the approval of the merger by the shareholders’ meetings of JBI and Creinvest, the board of directors of Creinvest also decided to file an application for the delisting of the shares of Creinvest with the SIX Swiss Exchange.

2.                                      MERGER AGREEMENT

(a)                    The merger will be completed by means of a merger by absorption in accordance with article 3 para. 1 lit. a of the Merger Act, whereby JBI acts as the Absorbing Company and Creinvest as the Transferring Company. The merger shall be a merger in accordance with article 8 para. 2 of the Merger Act. The merger agreement is attached to this merger report.

(b)                   The merger requires the approval of the shareholders’ meeting of Creinvest (“Creinvest-Sharesholders’ Meeting”) as well as of the shareholders’ meeting of JBI (“JBI-Shareholders’ Meeting”), which are both expected to take place on August 3, 2009. The approval of the merger agreement by the Creinvest-Shareholders’ Meeting requires a majority as set forth in article 18 para. 5 of the Merger Act, i.e. the affirmative vote of at least 90% of all shares. The resolution of the JBI-Shareholders’ Meeting will require a majority as set forth in article 18 para. 1 lit. a of the Merger Act, i.e. the affirmative vote of at least two third of the shares represented and the absolute majority of the par value of the shares represented at the shareholders’ meeting.

(c)                    The merger agreement is subject to the conditions precedent that (i) each of the Creinvest-Shareholders’ Meeting and the JBI-Shareholders’ Meeting approve the merger, and (ii) no third party launches a takeover offer pursuant to article 22 et seq. of the Federal Act on Stock Exchanges and Securities Trading (“SESTA”) prior to the completion of the merger. If the merger resolutions have not been registered in the commercial register by December 31, 2009, Creinvest and JBI shall have the right to terminate the merger agreement and to cancel the merger resolutions by means of an extraordinary shareholders’ meeting.

3.                                      COMPENSATION

(a)                    With the completion of the merger the shareholders of Creinvest shall receive for each Creinvest-share the number of JBH-shares (and a surplus settlement as applicable)

resulting from the calculation method set forth in appendix 2 of the merger agreement. The Absorbing Company which holds 40.4% of the voting rights and of the share capital of the Transferring Company, shall not receive any compensation for its Creinvest-shares.

(b)                   Due to the following reasons the Creinvest-shareholders shall be compensated exclusively by means of JBH-shares (and a surplus settlement as applicable) and shall not receive any shares of the Absorbing Company. On the one hand, this procedure is beneficial to the Creinvest-shareholders because they receive – in lieu of their listed Creinvest-shares – listed JBH-shares which are marketable, liquid and therefore disposable anytime and without any loss in value. On the other hand, this procedure permits an integration of Creinvest into the Julius Bär-group without JBH giving up its full control of JBI.

(c)                    The compensation will not be paid by the Absorbing Company but directly by JBH, the parent company of the Absorbing Company. The payment shall be effected immediately after completion of the merger.

4.                                      VALUATION OF THE CREINVEST SHARES

(a)                    The parties will determine the compensation in accordance with the calculation method as set forth in appendix 2 of the merger agreement. The basis of the valuation is the consolidated net asset value of Creinvest, calculated according to IFRS-principles, as per the Due Date, (the “Due Date” shall be the Monday preceding the date of the Calculation Date (as defined hereinafter); the Due Date is expected to be July 27, 2009) which will be calculated by the parties on the Thursday preceding the Creinvest-Shareholders’ Meeting (the “Calculation Date”; the Calculation Date is expected to be July 30, 2009), less a discount of 1% (the “Due Date NAV”). A discount of 1% shall be applied because the discount on the market price of Creinvest-shares amounted to 4-5% on average during the weeks and months preceding the planned merger. The number of JBH Shares (and a possible surplus settlement) which a Creinvest shareholder will receive per share at the date of completion of the merger is calculated, by dividing the Due Date NAV (per Creinvest share) by the average of the volume weighted daily average trading price of the JBH-shares of the last 5 trading days until the Calculation Date (presumably from July 24, 2009 until July 30, 2009) (the “JBH-Market Price”)

(b)                   It is stated that the Bär-Demerger, the completion of which is expected to take place in September 2009, will not have an impact on the calculation of the compensation pursuant to the calculation method set forth in the merger agreement because the completion of the merger will take place before the Bär-Demerger.

(c)                    The joint merger auditor, PricewaterhousCoopers, Zug, has confirmed that the compensation is justified and that the calculation method applied is adequate. The audit report can be reviewed at the registered office of each of Creinvest and JBI.

5.                                      TAX CONSEQUENCES FOR CREINVEST SHAREHOLDERS

(a)                    The compensation to be paid pursuant to the merger will be directly paid by JBH, the parent company of the Absorbing Company. For this reason, no withholding tax consequences will arise in connection with the compensation payment to the Creinvest-shareholders.

(b)                   As regards other Swiss or possible foreign tax implications in connection with this merger, it is explicitly recommended to Creinvest shareholders to consult their own tax advisers.

6.                                      CONSEQUENCES FOR EMPLOYEES

As a result of the merger all employment agreements of Creinvest will be transferred to JBI by virtue of law. Article 27 of the Merger Act applies. The merger does not have any economic consequences for the employees of Creinvest. No measures pursuant to article 333a para. 2 of the Swiss Code of Obligations (“CO”), which would affect the employees of Creinvest, are planned. The employees of Creinvest have already been informed about the merger planned. JBI does not have any employees.

7.                                      CONSEQUENCES FOR CREDITORS

As a result of the merger all liabilities of Creinvest will be transferred to JBI by virtue of law. From an economic point of view, the merger does not have any consequences for the creditors of the companies involved. Pursuant to article 25 of the Merger Act, the creditors have the right to demand the securing of their claims.

8.                                      ADMINISTRATIVE PERMITS

According to the parties’ assessment, no administrative permits are required in connection with the merger between Creinvest and JBI.

9.                                      SPECIAL BENEFITS

In the context of the merger no special benefits will be granted to the members of the board of directors and/or the management board of the Absorbing Company or to the members of the board of directors and/or the management board of the Transferring Company.

10.                               COSTS

In the event the merger agreement will not be completed, each party shall bear its own costs and charges incurred in connection with the merger agreement and the transactions provided therein. Jointly incurred costs shall be borne equally. If the merger is completed, JBI shall bear the costs.

[Signatures on separate page]

Julius Bär Invest AG

On behalf of the board of directors

Fabio Oetterli	Jean-François Alarie
Chairman of the board of directors	Member of the board of directors

Creinvest AG

On behalf of the board of directors

Frank Schneider	Roman Aschwanden
Vice-chairman of the board of directors	Delegate of the board of directors

Annex

Merger Agreement dated June 26, 2009